FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

Ackart   Jennifer   C.

(Last)   (First)   (Middle)

Raymond James Financial (RJF)

_____ Director   _____ 10% Owner

__X__ Officer (give title below)   _____ Other (specify below)

3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year

880 Carillon Parkway

(Street)

January 3, 2003

Chief Accounting Officer

St. Petersburg   FL   33716

(City)   (State)   (ZIP)

5. If Amendment Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

X Form filed by One Reporting Person

___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	**10/11/2002**		**J(1)**	**V**	**9**	**A**	**$ 23.370**	**2,464**	**D**	
RJF Common Stock								**459***	**I**	**ESOP**

* Includes number of shares acquired under ESOP through 12/2002

J(1) Dividend reinvest

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)				5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)	6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10.Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)		Date Exercisable	Expiration Date	Title	Amount Number Shares				
Employee Stock Option (Right to buy)									Current	1/18/2003	Common stock	600	$ 22.167			
Employee Stock Option (Right to buy)									11/18/02	1/18/2003	Common stock	150	$ 22.167			
Employee Stock Option (Right to buy)									11/18 2002-04	1/18/2005	Common stock	1,000	$ 20.625			
Employee Stock Option (Right to buy)									11/28/04-11/28/06	11/28/2007	Common stock	4,000	$ 32.000	5,750	D	

Explanation of Responses:

/S/ JENNIFER C. ACKART	1/3/2003
**Signature of Reporting Person	Date

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